RCI HOSPITALITY HOLDINGS, INC.

10959 Cutten Road

Houston, Texas 77066

Telephone: (281) 397-6730

February 16, 2016

Melissa Raminpour

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:	RCI Hospitality Holdings, Inc.

Form 10-K for the fiscal year ended September 30, 2015

Filed December 14, 2015

File No. 001-13992

Dear Ms. Raminpour,

On December 14, 2015, RCI Hospitality Holdings, Inc. (the “Company,” “we” and “us”) filed a Form 10-K for the fiscal year ended September 30, 2015. Set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) that were contained in the letter to the Company dated January 20, 2016.

Form 10-K for the fiscal year ended September 30, 2015

Note B. Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, Page 37

1.	We note your accounting policy that goodwill and indefinite lived intangible assets are tested annually for impairment. Please tell us whether the fair value of any of the reporting units did not substantially exceed the carrying value determined in step one of the test. In this regard, we note that your Other operating segment, which includes the media and energy drink divisions, has minimal revenues and operating losses in the three years presented. We further note your disclosure that $9.8 million of goodwill relates to the energy drink business. Please explain how you concluded that this goodwill was not impaired at the date of your last impairment test, including your consideration of ASC 350-20-35.

We consider each of our clubs to be a reporting unit in accordance with ASC 350. As of September 30, 2015, we first assessed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. For those reporting units which we deemed it necessary to perform the two-step test, each unit’s fair value exceeded its carrying value.

The Media division has approximately $567,000 of goodwill and carrying value. This reporting unit is not impaired based on its estimated fair value.

As disclosed in our Form 10-K footnote M. we acquired Robust (the sole reporting unit of this division) on October 30, 2014. As of September 30, 2015 Robust has only been owned for eleven months and we are still in the process of developing the business, including its products and sales channels. While it has not been profitable through September 30, 2015, the unit has developed new products which are now being rolled out through a greatly-expanded distribution area by large, seasoned distributors to the bar/restaurant markets. Based on our forecasts, the fair value of this unit substantially exceeds its carrying value. The $9.8 million mentioned in Note B is total intangibles for this unit, including trademarks and distribution agreement, not just goodwill. Its goodwill amounts to $4.9 million.

2.	Additionally, we note from your disclosure on page 56 in Note M that you initially recorded goodwill of $5.3 million upon completion of the Robust Energy LLC acquisition. Please explain the discrepancy between this amount and the balance of $9.8 million disclosed in Note B.

As mentioned above, the $9.8 million relates to total intangibles, including trademarks and distribution agreement. Goodwill amounts to $4.9 million after a final valuation was completed.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal securities laws of the United States.

If you should need clarification or any additional information in connection with your inquiries, please contact me. Thank you for your help in this matter.

Very truly yours,

/s/ Phillip K. Marshall
Chief Financial Officer and
Principal Accounting Officer

cc:	Kristin Shifflett

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

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